SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

世達國際律師事務所

JING AN KERRY CENTRE, TOWER II 46TH FLOOR 1539 NANJING WEST ROAD SHANGHAI 200040, CHINA TEL: (86-21) 6193-8200 FAX: (86-21) 6193-8299 www.skadden.com February 7, 2020

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Confidential

Mr. Joseph McCann

Ms. Christine Westbrook

Mr. Kevin Vaughn

Mr. Franklin Wyman

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange

Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Huize Holding Ltd (CIK No. 0001778982)

Registration Statement on Form F-1 (File No. 333-233614)

Dear Mr. McCann, Ms. Westbrook, Mr. Vaughn and Mr. Wyman:

On behalf of our client, Huize Holding Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 4 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibit via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate the Staff’s review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on February 6, 2020, as well as two copies of the filed exhibit.

Securities and Exchange Commission

February 7, 2020

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If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Cunjun Ma, Chairman of the Board of Directors and Chief Executive Officer

Tracey Chow, Co-Chief Financial Officer, Huize Holding Limited

Minghan Xiao, Co-Chief Financial Officer, Huize Holding Limited

Vincent Yao, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Amanda Mi Tang, Esq., Partner, Kirkland & Ellis International LLP